June 11, 2019

Brendan Flood
Chief Executive Officer
Staffing 360 Solutions, Inc.
641 Lexington Avenue, 27th Floor
New York, New York 10022

       Re: Staffing 360 Solutions, Inc.
           Registration Statement on Form S-3
           Filed June 4, 2019
           File No. 333-231949

Dear Mr. Flood:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Rick Werner, Esq.